November 3, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Barbara C. Jacobs

Matthew Crispino

Maryse Mills-Apenteng

Stephen Krikorian

Juan Migone

Re:	Upland Software, Inc.

Registration Statement on Form S-1

File No. 333-198574

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 1,125 copies of the Preliminary Prospectus, dated October 27, 2014, included in the above-referenced Registration Statement through the date hereof to underwriters, dealers, institutions and others.

In accordance with Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of Upland Software, Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on November 5, 2014, or as soon thereafter as practicable.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

WILLIAM BLAIR & COMPANY, L.L.C.

/s/ Brett Paschke
Name: Brett Paschke
Title: Head of Equity Capital Markets

RAYMOND JAMES & ASSOCIATES, INC.

/s/ Ryan D. Lund
Name: Ryan D. Lund
Title: Managing Director

As representatives of the several underwriters

[Signature Page to Underwriters’ Acceleration Request]